Exhibit 99.2

TAOPING INC.

(the “Company”)

PROXY FOR SPECIAL MEETING OF MEMBERS

Solicited on Behalf of the Board of Directors of the Company for the Special Meeting of Members (the “Special Meeting”) to be held on August 18, 2025, at 10:00 a.m. Beijing time (August 17, 2025 at 10:00 p.m., Eastern Time), at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong 518040, People’s Republic of China.

The undersigned hereby acknowledges receipt of the notice of the Special Meeting and the proxy statement, each dated July 15, 2025, and appoints Jianghuai Lin and Liqiong Yan, and each of them, with full power of substitution, to act as proxies for the undersigned and authorizes them to represent and vote all of the ordinary shares of the Company that the undersigned is entitled to vote at the Special Meeting, and any adjournment or postponement thereof, with respect to all of the matters set forth below, and with discretionary authority as to any other matters that may properly come before the Special Meeting or any adjournment or postponement thereof.

This proxy card must be signed by the person registered in the register of members of the Company at the close of business on July 11, 2025 (Eastern Time) (the “Record Date”). In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

PROPOSAL –CREATION OF NEW CLASS OF SHARES AND ADOPTION OF AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

RESOLVED, THAT:

1.the amended and restated memorandum and articles of association attached hereto as Annex A, be and are hereby approved, including the creation of a new class of preferred shares and a new class of class A shares with each class A share being entitled to one hundred (100) votes on all matters subject to vote at general meetings of the Company;

2.the change in the maximum number of shares that the Company is authorised to issue from 100,000,000 ordinary shares of one class each such share having no par value to 5,060,000,000 shares divided into: (1) 5,000,000,000 ordinary shares with no par value each; (2) 50,000,000 class A shares with no par value each, and (3)10,000,000 preferred shares with no par value each, be and is hereby approved; and

3. subject to approval of the foregoing resolutions, the redemption of 50,418 ordinary shares held by Mr. Jianghuai Lin as at the date of this proxy statement and reissue of 50,418 class A shares to Mr. Jianghuai Lin be and is hereby approved.

For ☐	Against ☐	Abstain ☐

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposal described above and in the discretion of each of the proxies on any other matters that properly comes before the Special Meeting.

Your vote matters- here’s how to vote!

●	TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

●	TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

●	TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616

●	TO VOTE BY MAIL: Please sign, date, and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

●	To vote in person at the Special meeting: You can attend the Special Meeting and vote in person. However, if your ordinary shares are held in the name of your broker, bank or other nominee, you will need to obtain a proxy form from the institution that holds your ordinary shares indicating that you were the beneficial owner of the Company’s ordinary shares on the Record Date for voting at the Special Meeting.

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IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If ordinary shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Dated:

Shareholder Name:

Signature of Shareholder:

Signature of Joint Shareholder:

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